

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 23, 2024

Tony Isaac
Chief Executive Officer
JanOne Inc.
325 E. Warm Springs Road, Suite 102
Las Vegas, NV 89119

      Re: JanOne Inc.
          Registration Statement on Form S-3
          Filed April 18, 2024
          File No. 333-278784

Dear Tony Isaac:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Randolf W. Katz, Esq.